No Show, Inc.
                           A Nevada Corporation
                          3415 Ocatillo Mesa Way
                       North Las Vegas, Nevada 89031
                         Telephone:  702-277-7366

September 9, 2009

VIA EDGAR TRANSMISSION AND FIRST CLASS MAIL
-------------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ms. Ta Tanisha Meadows
            Staff Accountant

Re:  No Show, Inc.
     Amendment No. 1 to Item 4.01 Form 8-K, Filed September 3, 2009 File No.: 000-52961

Dear Ms. Meadows:

On behalf of No Show, Inc., this letter responds to your September 8, 2009 comment letter, concerning Amendment No. 1 to our Item 4.01 Form 8-K filed with the Commission on September 3, 2009.

We respectfully note the Staff's comment, and we have amended Item 4.01 of Form 8-K today disclosing the dismissal of Moore & Associates, Chartered in accordance with paragraph (a)(1)(i) of Item 304 of Regulation S-K. We have also updated our disclosure to include both the appointment and engagement of Seale and Beers, CPAs, as per paragraph (a)(2) or Item 304 of Regulation S-K.

As we have now been informed by Moore & Associates, Chartered that they will not be providing an updated letter in connection with our report, we have updated our disclosure accordingly in today's amendment.

The Company hereby acknowledges that:

  o the company is responsible for the adequacy and accuracy of the disclosures in the filing;

  o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  o the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements.

Respectfully submitted,

No Show, Inc.

By:  /s/ Doreen E. Zimmerman
---------------------------------
         Doreen E. Zimmerman
         President,
         Chief Executive Officer, and
         Chief Financial Officer

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